SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES      EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.

6000 Central Highway

Pennsauken, NJ 08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit Sharing Plan

December 31, 2015 and 2014

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Trustees

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 28, 2016

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2015	2014
ASSETS

Investments at fair value	$105,185,279	$100,507,259

Receivables
Notes receivable from participants	4,478,466	4,493,263

NET ASSETS AVAILABLE FOR BENEFITS	$109,663,745	$105,000,522

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions
Additions/Decreases to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(2,817,151)
Interest and dividend income	4,575,258
Total investment income	1,758,107
Interest income on notes receivable from participants	189,187

Contributions
Employer	1,931,131
Participants	4,558,682
Participant rollover	426,664

Total contributions	6,916,477

Total additions	8,863,771

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(4,112,299)
Administrative expenses	(88,249)

Total deductions	(4,200,548)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,663,223

Net assets available for benefits
Beginning of year	105,000,522

End of year	$109,663,745

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). MassMutual Financial Group purchased the Plan’s record-keeper on January 1, 2013 and the Plan adopted the Prototype Plan sponsored by MassMutual Financial Group on April 1, 2013 which had no significant differences from the prior record-keeper’s Prototype Plan previously adopted by the Plan.

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitation. For 2015, a participant’s tax-deferred contribution was limited to $18,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $6,000 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 15 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

●

A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2015, 60% of an employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

●

On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company. There was no such contribution in 2015.

●	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2015.

3. Participant Accounts

     Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts, and (d) allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN – Continued

4 .Vesting

Participants are 100% vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5. Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or through a lump sum distribution, which will be subject to income taxes and may be subject to an additional tax due to early withdrawal.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6. Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by the Plan administrator. The interest rates range from 4.25% to 9.50%. Participants may request loans for a minimum of $1,000 up to 50% of their vested balance with a maximum to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant. Principal and interest is paid ratably through monthly payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

     7. Forfeited Accounts

Forfeitures are allocated to participants' accounts in proportion to each participant's percentage of the total discretionary matching contribution for the year. Unallocated forfeitures as of December 31, 2015 and 2014 were $49,702 and $163,177, respectively.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN – Continued

8.     Plan Administration

The plan incurred administrative expenses of $88,249, for the year ended December 31, 2015. The Plan sponsor has the option but not the obligation to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers and employees of the Plan sponsor for which they receive no compensation from the Plan nor is the Plan charged for these services. Additionally, the Plan sponsor incurs and pays additional expenses which are not charged to the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.	New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued guidance relating to disclosures for investments that calculate net asset value (“NAV”) per share or its equivalent.  ASC Topic 820, “Fair Value Measurement”, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. This amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Plans are required upon adoption to apply the amendments retrospectively to all periods presented. Early adoption is permitted. The Plan has not adopted this guidance for the Plan year ended December 31, 2015. This new guidance will only amend disclosure requirements and will not have any impact on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -– Continued

4.	Investment Valuation and Income Recognition

Investments are reported at contract value (which does not differ materially from estimated fair value) related to the Plan’s interest in the Separate Account Guaranteed Interest Contract (“SAGIC”), a diversified bond fund. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation/depreciation in fair value of investments. See note B5 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

5.	Fair Value Measurements

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan adopted accounting guidance which requires enhanced disclosures about investments that are measured and reported at fair value. That guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
● quoted prices for similar assets or liabilities in active markets;

● quoted prices for identical or similar assets or liabilities in inactive markets;

● inputs other than quoted prices that are observable for the asset or liability;

● inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable input.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered Investment Company Mutual Funds: These investments are public investment securities valued at net asset value (“NAV”). NAV is used as a practical expedient for fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level 1 investment.

Separate Account Guaranteed Interest Contract (SAGIC): These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in a Diversified Bond Separate Investment Account. The SAGIC fair value is measured based on the fair values of the underlying assets which primarily consist of publicly quoted corporate and municipal debt instruments. The SAGIC guarantees a fixed interest rate. The SAGIC is classified as a Level 2 investment. See Note E.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value.

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2015	Level 1	Level 2	Level 3
Common stock fund	$23,830,750	$23,830,750	$-	$-
Fixed Income	$3,788,047	$3,788,047
Balanced	$17,742,385	$17,742,385
Growth	$27,820,247	$27,820,247
Aggressive Growth	$19,940,679	$19,940,679
Income	$1,509,165	$1,509,165
Other	$5,006,856	$5,006,856
Total Mutual Funds	$75,807,379	$75,807,379	$-	$-
SAGIC	$5,547,150	$-	$5,547,150	$-
Total investments measured at fair value	$105,185,279	$99,638,129	$5,547,150

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2014	Level 1	Level 2	Level 3
Common stock fund	$22,331,914	$22,331,914	$-	$-
Fixed Income	$3,439,198	$3,439,198
Balanced	$17,372,114	$17,372,114
Growth	$27,752,198	$27,752,198
Aggressive Growth	$19,425,772	$19,425,772
Income	$1,515,851	$1,515,851
Other	$4,327,364	$4,327,364
Total Mutual Funds	$73,832,497	$73,832,497	$-	$-
SAGIC	$4,342,848	$-	$4,342,848	$-
Total investments measured at fair value	$100,507,259	$96,164,411	$4,342,848

The availability of observable market data is monitored to assess the appropriate classification of     financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the year ended December 31, 2015, there were no transfers in or out of levels 1, 2 or 3.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6. Payment of Benefits

     Benefits are recorded when paid.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

8. Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. There are other costs associated with the Plan that are paid by the Company.

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, 2015 and 2014 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2015	2014
J&J SNACK FOODS CORP COMPANY STOCK	$23,830,750	$22,331,914
MASSMUTUAL SELECT GROWTH OPPORTUNITIES FUND	9,489,501	9,190,695
MFS MODERATE ALLOCATION FUND	10,955,057	10,404,697
MFS GROWTH ALLOCATION FUND	7,882,602	8,037,854
MFS AGGRESSIVE GROWTH ALLOCATION FUND	19,940,679	19,425,772
MFS CONSERVATIVE ALLOCATION FUND	5,319,463	5,424,694
MFS GUARANTEED INTEREST ACCOUNT	5,547,150	4,342,848
OTHER	22,220,077	21,348,785
TOTAL	$105,185,279	$100,507,259

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE C – INVESTMENTS – Continued

During 2015, the Plan’s investments (including realized and unrealized gains and losses)

depreciated in value by -$2,817,151 as follows:

Mutual funds	$	(4,745,767)
Common stock		1,928,616
	$	(2,817,151)

NOTE D – SEPARATE ACCOUNT GUARANTEED INVESTMENT CONTRACT

The Plan has entered into a benefit-responsive investment contract with Mass Mutual Retirement Services Diversified Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract as of December 31, 2015 and 2014 was $5,547,150 and $4,342,848, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate to fall below zero percent. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The crediting interest rate was 2.80% and 2.15% at December 31, 2015 and 2014, respectively. The average yield credited to participants was 2.68% during the year ended December 31, 2015.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE E - RELATED PARTY TRANSACTIONS

At December 31, 2015 and 2014, investments include 200,571 and 200,887 shares of the Corporation's unitized stock fund valued at $23,830,750 and $22,331,914, respectively.

Certain Plan investments are shares of mutual funds managed by the Plan’s record-keeper. The Plan also permits notes receivable from participants.

Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE F – TAX STATUS

The Plan is a Non-standardized 401(K) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by MassMutual Financial Group and adopted by the Company. The Prototype Plan obtained its latest determination letter on February 20, 2015, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by the Department of Labor and the Internal Revenue Service.

NOTE G - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company (“Reliance”) on April 1, 2008. Reliance acts as a directed or nondiscretionary trustee to plans in accordance with the terms of the individual trust agreement. As a “directed trustee” Reliance is subject to the “direction” of the plan fiduciary with respect to the management of the trust’s assets. Reliance relies on the recordkeeping services MassMutual provides to the plan for purposes of maintaining participant and plan level records of the trust’s assets and delegates custody services to State Street (custodian of the Plan’s assets.)

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL INFORMATION

Schedule H Line 4i – Schedule of Assets Held at End of Year
December 31, 2015

Name of Plan	J&J SNACK FOODS CORP 401(K) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification #	22-1935537
Plan Sponsor's Name	J&J SNACK FOODS CORP

(a)	(b) Identity of issue, borrower, lessor, or similar part	(c) Description of Investment, including maturity date, rate of interest, Collateral par or maturity value	(d) Cost	(e) Current Value

*	MassMutual	Guaranteed Interest Account	**	5,547,150
*	MassMutual Premier	Holding Account - Money Market	**	186
	MFS Investment Management	Registered Investment Company Mutual Fund	**	5,319,463
	MFS Investment Management	Registered Investment Company Mutual Fund	**	10,955,057
	Invesco	Registered Investment Company Mutual Fund	**	676,832
	MFS Investment Management	Registered Investment Company Mutual Fund	**	19,940,679
	MFS Investment Management	Registered Investment Company Mutual Fund	**	7,882,602
	JP Morgan	Registered Investment Company Mutual Fund	**	2,994,086
	Franklin/Templeton	Registered Investment Company Mutual Fund	**	4,677,139
	PIMCO Funds	Registered Investment Company Mutual Fund	**	1,509,165
	BlackRock	Registered Investment Company Mutual Fund	**	1,467,679
	JP Morgan	Registered Investment Company Mutual Fund	**	2,100,087
*	MassMutual Select	Registered Investment Company Mutual Fund	**	9,489,501
	MFS Investment Management	Registered Investment Company Mutual Fund	**	3,788,047
	Oppenheimer	Registered Investment Company Mutual Fund	**	5,006,856
	J&J Snack Foods Corp Company Stock	Employer Securities		23,830,750
	Total Funds			105,185,279

	NOTES RECEIVABLE FROM PARTICIPANTS	Low-High Interest Rate 4.25% - 9.50%		4,478,466

				109,663,745

* Party-in-interest

** Cost omitted; all investments are participant-directed

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*     Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp.
401(k) Profit Sharing Plan

Date: June 28, 2016	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator